

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2022

Christopher Blunt
Chief Executive Officer
F&G Annuities & Life, Inc.
801 Grand Avenue, Suite 2600
Des Moines, IA 50309

> **Re: F&G Annuities & Life, Inc.**
> **Registration Statement on Form 10**
> **Filed August 31, 2022**
> **File No. 001-41490**

Dear Mr. Blunt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Exhibit 99.1 Information Statement

Our amended and restated certificate of incorporation and bylaws will contain exclusive forum provisions , page 30

1. Please revise the heading and body of this risk factor to clarify that the exclusive forum provision is included in your bylaws and not the amended and restated certificate of incorporation. In addition, we note that Article IX of your bylaws does not include the same information regarding the Securities Act and Exchange Act that is included in the information statement. In this regard, we note that the information statement states the exclusive forum provision will not apply to actions brought under the Securities Act. This suggests, as provided by Section 22 of the Securities Act, that federal and state courts will have concurrent jurisdiction over such claims. However, Article IX states the federal courts shall be the sole and exclusive forum for the resolution of any complaint arising under the Securities Act. If Article IX is accurate and will control, please revise your

information statement disclosure as appropriate, including to describe Section 22 and to state that as a result there is uncertainty as to whether a court would enforce the exclusive forum provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Further, please revise your bylaws to clearly state that the exclusive forum provision of Article IX does not apply to Exchange Act claims, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

We Play in Large and Growing Markets, page 47

2. We note your response to comment 8. Please briefly disclose here that you acquired a 30% minority stake in Freedom Equity Group in October of 2021, and to the extent material identify the cultural markets this NMG targets. Consider also discussing here your plans to acquire an ownership stake in a second NMG that focuses on cultural markets by the end of 2022, as well as your plans to increase your ownership percentage in Freedom Equity Group by 2024.

Our Financial Goals, page 49

3. We note your response to comment 9 and reissue. Please briefly discuss here the anticipated timeframe for implementing your goal to diversify your sources of earnings into less capital-intensive adjacent products and services. In this regard, consistent with your response discuss that over the next several months you will be completing a strategic review to determine additional products and services that could benefit from your manufacturing capabilities and result in the your earning fees from third parties that utilize such capabilities. Also, please clarify what manufacturing capabilities you are referencing.

Adjusted Net Earnings Attributable to Common Shareholders, page 86

4. Please refer to comments 17, 18 and 21. We continue to evaluate your responses and may have further comments.

Return on Average Equity, page 88

5. Please refer to comment 20. We note your disclosure on page 88 that average equity for the twelve months rolling is the average of five points throughout the period. Please revise to disclose the five points in time used in each calculation and how the five points are used in determining the twelve month rolling average. Please provide us the details of your calculation of average equity for 2021 as an example.

Net Investment Spread, page 89

6. Please refer to comment 4. Please revise to present and reconcile Net Investment Spread with the most directly comparable financial measure calculated in accordance with US GAAP. Please tell us how you determined that presenting Net Investment Spread without

adjusting for the market volatility on alternative investments is not the most comparable US GAAP measure.

<u>Note B - Restatement and Reclassification of Previously Issued Financial Statements, page F-23</u>

7.   Please refer to comment 24. Please tell us the amount of the Actuarial System Conversion errors identified during 2021 and how they impacted the Fidelity National Financial, Inc. 2020 and 2021 financial statements.

<u>Legal and Regulatory Contingencies, page F-126</u>

8.   Please refer to comment 25. If true, please revise your disclosure to clarify that reasonably possible losses for <u>all</u> pending legal proceedings are not material to your financial statements either individually or in the aggregate. If not true, please revise to disclose the amount or range of reasonably possible losses.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Finance